Pembridge Capital Management LLC
708 Third Avenue, 22nd Floor
New York, New York 10017
(212) 557-6150

May 17, 2007

Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Peerless Systems Corporation (“Peerless” or the “Company”) Soliciting Material filed pursuant to Rule 14a-12 Filed May 2 and 14, 2007 by the Peerless Full Value Committee et al.

Preliminary Proxy Statement on Schedule 14A Filed May 10, 2007 by the Peerless Full Value Committee et al. File No. 000-21287

Schedule 13D Filed May 10, 2007 File No. 005-48579

Dear Mr. Duchovny:

Reference is made to the Preliminary Proxy Statement filed on May 10, 2007 (the “Proxy Statement”), the Additional Soliciting Materials filed May 2 and 14, 2007 (the “Soliciting Materials”) and Schedule 13D filed May 10, 2007 (the “13D”), each with the Securities and Exchange Commission (the “Commission” or “SEC”) by Pembridge Capital Management LLC (“Pembridge”), in connection with the solicitation of proxies by the Peerless Full Value Committee (the “Committee”) from the stockholders of the Company for use at the 2007 Annual Meeting of Stockholders (the “2007 Annual Meeting”).

We acknowledge receipt of the letter of comment dated May 17, 2007 from the Staff (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with the Committee and provide the following supplemental response on its behalf. Submitted for your review are two copies of a memorandum, attached as Annex A hereto, setting forth the Committee’s responses to your comments. For your convenience, each of the numbered paragraphs in Annex A corresponds to the numbered comment in the Staff’s comment letter.

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

PEMBRIDGE CAPITAL MANAGEMENT LLC

By:	/s/ Timothy Brog
Timothy E. Brog
President

Annex A

Pembridge’s Responses on behalf of the Committee to the
Commission’s Comment Letter Dated May 17, 2007

Soliciting Materials

1.
The Committee acknowledges that in its soliciting material filed on May 2, 2007 it inadvertently included a legend that stated “Information concerning these participants and their interests in the solicitation will be set forth in the proxy statement when it is filed with SEC,” and the proxy statement had not yet been filed with the SEC and therefore the soliciting material did not include the participants in the solicitation and their direct or indirect interests in Peerless securities (“Participant Information”). In all future filings we will have the prominent legend.

The Participant Information is set forth on pages 18 to 20 and on Schedule I of the preliminary proxy statement filed with the Commission May 18, 2007 (the “Proxy Statement.”.

2.	The Committee understands that it failed to include a cover page in our May 2, 2007 filing and confirms that it will include a cover page in all future filings.

Schedule 14A

3.	As per a conversation on May 17, 2007 between Mr. Duchovny and Timothy Brog, this comment has been withdrawn by the SEC.

4.	All remaining blanks in the Proxy Statement and Form of Proxy have been filled in.

Cover letter, page 2

5.	The requested disclosure has been made in the Proxy Statement.

6.	The requested disclosure and clarifications has been made in the Proxy Statement.

7.	The requested disclosure has been made on the cover page, page 2 of the Proxy Statement.

8.	The requested clarification has been made on the cover page, page 2 of the Proxy Statement.

Cover Page, page 4

9.
The Committee has revised the Proxy Statement and Form of Proxy to include the proposal to approve the amendment of the Company’s 2005 Incentive Award Plan, as amended, to increase the aggregate number of Shares authorized for issuance under such plan by 500,000 shares.

10.
The mailing is performed by ADP once the materials are provided to them. At that point we do not have complete control of the exact date that the materials are mailed or knowledge of the exact mailing date until after the printing has been completed. Therefore we state that the information will be mailed on or about a certain date.

Reasons for the Solicitation, page 6

11.	The discussion of the inconsistent operating performance of Peerless has been clarified and revised on page 7.

12.	The requested disclosure has been made on the cover page, page 7.

13.	The disclosure has been revised on page 10

Proposal 1: Election of Directors, page 11

14.	The requested disclosure has been made on pages 5 and 11 of the Proxy Statement and on the Form of Proxy.

15.	The requested disclosure has been made on page 12 of the Proxy Statement.

16.	The requested disclosure has been made on page 12 of the Proxy Statement and on the Form of Proxy.

Proxy Solicitation, page 15

17.
The Committee confirms that it understands that all written soliciting materials, including e-mails or scripts that are used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.

Certain Information concerning the Participant, page 16

18.	Sherwood Advisors does business as (dba) Gratio Capital. Disclosure relating thereto and Mr. Malhotra’s job title has been clarified on page 12 and 17.

19.	The requested disclosure has been made on pages 18-20.

20.	The requested disclosure has been made on page 19.

21.	The requested disclosure has been made on page 19.

Security Ownership of Certain Beneficial Owners, page 19

22.	The disclosure has been updated on pages 20-21.

Stockholder Proposals, page 21

23.	The Committee presently intends to rely upon Rule 14a-5(c) and does not intend to distribute its proxy statement until Peerless furnishes its proxy statement to stockholders.

Schedule 13D

24.
Pembridge Value Opportunity Fund LP and Whitehall Capital Investors IV, LLC provided notice to Peerless on April 26, 2007. The Peerless Full Value Committee was formed on May 1, 2007 which consisted of individuals and entities that beneficially owned less than 5% of Peerless’ outstanding common stock. Thereafter Pembridge Value Advisors entered into discussions with other shareholders and it was not until May 7, 2007 that such discussions resulted in an agreement. Once that agreement was executed on May 7, 2007, the Committee could then could be deemed to beneficially own more than 5% and within 3 days it filed a Schedule 13D.

25.	The disclosure set forth in Item 5 has been revised.

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the Preliminary Proxy Statement filed on May 10, 2007 (the “Proxy Statement”), the Additional Soliciting Materials filed May 2 and 14, 2007 (the “Soliciting Materials”) and Schedule 13D filed May 10, 2007 (the “13D”), (collectively, the “Proxy Statement and Related Filings”), each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement and Related Filings relating to such participant.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement and Related Filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement and Related Filings.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PEMBRIDGE VALUE OPPORTUNITY FUND LP

By:	/s/ Timothy E. Brog
Name: Timothy E. Brog
Title: Portfolio Manager

PEMBRIDGE CAPITAL MANAGEMENT LLC

By:	/s/ Timothy E. Brog
Name: Timothy E. Brog
Title: Manager

PEMBRIDGE VALUE ADVISORS LLC

By:	/s/ Timothy E. Brog
Name: Timothy E. Brog
Title: Manager

E2 INVESTMENT PARTNERS LLC

By:	/s/ Timothy E. Brog
Name: Timothy E. Brog
Title: Manager

/s/ Timothy E. Brog
TIMOTHY E. BROG

WHITEHALL CAPITAL INVESTORS IV, LLC

By:	/s/ Lawrence E. Golub
Name: Lawrence E. Golub
Title: Manager

/s/ Rahul Rimmy Malhotra
RIMMY MALHOTRA

SHERWOOD ADVISORS LLC

By:	/s/ Rahul Rimmy Malhotra
RIMMY MALHOTRA, Managing Member

/s/ Eric Newman
ERIC NEWMAN

/s/ Marc Bathgate
Name: Marc Bathgate
Title: Individually and as attorney-in-fact for Steven Bathgate